Filed by ESGEN Acquistion Corporation pursuant to Rule 425

under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ESGEN Acquisition Corporation (File No. 001-40927)

On May 3, 2023, Sunergy Renewables, LLC (“Sunergy”) published the following post on LinkedIn regarding the proposed transaction with ESGEN Acquisition Corporation (“ESGEN”).

Sunergy Renewables, LLC (“Sunergy”), a leading provider of residential solar and energy efficiency solutions, and ESGEN Acquisition Corp. (“ESGEN”) announced a definitive agreement for a business combination that would result in Sunergy becoming a publicly listed company on the Nasdaq Stock Exchange. Read the full newsletter here. https://lnkd.in/gMtmJ7W5

On May 3, 2023, Justin May, the Director of Dealer Relations, reposted the above LinkedIn post of Sunergy regarding the proposed transaction with ESGEN.

Big announcement! With so many Solar companies going out of business due to increasing costs throughout the industry, Sunergy is doing the exact opposite! If you’re looking for an EPC that you can trust, send me a DM! #solar Sunergy Renewables, LLC (“Sunergy”), a leading provider of residential solar and energy efficiency solutions, and ESGEN Acquisition Corp. (“ESGEN”) announced a definitive agreement for a business combination that would result in Sunergy becoming a publicly listed company on the Nasdaq Stock Exchange. Read the full newsletter here. https://lnkd.in/gMtmJ7W5

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About Sunergy

Sunergy is a Florida-based leading provider of residential solar, distributed energy, and energy efficiency solutions focused on high growth markets with limited competitive saturation. With its differentiated sales approach and vertically integrated offerings, Sunergy serves customers who desire to reduce high energy bills and contribute to a more sustainable future.

About ESGEN Acquisition Corp.

ESGEN (Nasdaq: ESACU, ESAC, ESACW) is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. ESGEN is led by Chief Executive Officer, Andrejka Bernatova and Chief Financial Officer, Nader Daylami, and is affiliated with Energy Spectrum Capital, a Dallas-based private equity firm with long-standing experience building companies across the energy infrastructure landscape over multiple decades.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to ESGEN and Sunergy. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about ESGEN’s and Sunergy’s ability to effectuate the proposed business combination discussed in this news release; the benefits of the proposed business combination; the future financial performance of the combined company following the transactions; changes in ESGEN’s or Sunergy’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, the ability to raise additional funds prior to the closing of the business combination and plans and objectives of management. These forward-looking statements are based on information available as of the date of this news release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing ESGEN’s or Sunergy’s views as of any subsequent date, and none of ESGEN or Sunergy undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. You should not place undue reliance on these forward-looking statements. As a result of a number of known and unknown risks and uncertainties, ESGEN’s and Sunergy’s actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: (i) the timing to complete the proposed business combination; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements relating to the proposed business combination; (iii) the outcome of any legal proceedings that may be instituted against ESGEN, Sunergy or others following announcement of the proposed business combination; (iv) the inability to complete the proposed business combination due to the failure to obtain the approval of ESGEN stockholders; (v) the combined company’s success in retaining or recruiting, or changes required in, its officers, key employees or directors following the proposed business combination; (vi) the combined company’s ability to obtain the listing of its common stock and warrants on the Nasdaq following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations of Sunergy as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination; (ix) unexpected costs related to the proposed business combination; (x) the amount of any redemptions by public stockholders of ESGEN being greater than expected; (xi) the management and board composition of the combined company following the proposed business combination; (xii) limited liquidity and trading of the combined company’s securities; (xiii) the use of proceeds not held in ESGEN’s trust account or available from interest income on the trust account balance; (xiv) geopolitical risk and changes in applicable laws or regulations; (xv) the possibility that ESGEN, Sunergy or the combined company may be adversely affected by other economic, business, and/or competitive factors; (xvi) operational risk; (xvii) litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Sunergy’s resources; (xviii) the risks that the consummation of the proposed business combination is substantially delayed or does not occur; and (xix) other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) to be filed by ESGEN with the SEC and those included under the heading “Risk Factors” in ESGEN’s Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) and in its subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by ESGEN, Sunergy, their respective directors, officers or employees or any other person that ESGEN and Sunergy will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this news release represent the views of ESGEN and Sunergy as of the date of this news release. Subsequent events and developments may cause that view to change. However, while ESGEN and Sunergy may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of ESGEN or Sunergy as of any date subsequent to the date of this news release.

No Offer or Solicitation

This news release relates to a proposed business combination between ESGEN and Sunergy. This document does not constitute a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Important Information for Investors and Stockholders and Where to Find It

In connection with the proposed business combination between ESGEN and Sunergy, ESGEN intends to file the Registration Statement that includes a preliminary proxy statement/prospectus of ESGEN, and after the Registration Statement is declared effective, ESGEN will mail a definitive proxy statement/prospectus relating to the proposed business combination to ESGEN’s stockholders. The Registration Statement, including the proxy statement/prospectus contained therein, when declared effective by the SEC, will contain important information about the proposed business combination and the other matters to be voted upon at a meeting of ESGEN’s stockholders to be held to approve the proposed business combination (and related matters). This news release does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. ESGEN may also file other documents with the SEC regarding the proposed business combination. ESGEN stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about ESGEN, Sunergy and the proposed business combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to ESGEN stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC, free of charge, by ESGEN through the website maintained by the SEC at www.sec.gov, or by directing a request to: ESGEN Acquisition Corporation, 5956 Sherry Lane, Suite 1400, Dallas, TX 75225.

Participants in the Solicitation

ESGEN and Sunergy and their respective directors, officers and related persons may be deemed participants in the solicitation of proxies of ESGEN stockholders in connection with the proposed business combination. ESGEN stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of ESGEN, and a description of their interests in ESGEN is contained in ESGEN’s final prospectus related to its initial public offering, dated October 21, 2021, the Annual Report and in ESGEN’s subsequent period reports and other filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to ESGEN stockholders in connection with the proposed business combination and other matters to be voted upon at the ESGEN shareholder meeting will be set forth in the Registration Statement for the proposed business combination when it is filed with the SEC. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the Registration Statement that ESGEN intends to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.